Mail Stop 3561

May 26, 2010

Via U.S. Mail and Fax (212) 463-5683

Joseph J. Lombardi
Chief Financial Officer
Barnes & Noble, Inc.
122 Fifth Avenue
New York, New York 10011

> **Re:** **Barnes & Noble, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed April 1, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 16, 2009**
> **Form 8-K**
> **Filed October 1, 2009**
> **Form 10-Q for the Quarterly Period Ended January 30, 2010**
> **Filed March 11, 2010**
> **File No. 001-12302**

Dear Mr. Lombardi:

We have completed our review of the above referenced filings and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director